UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

IDENIX PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

IMPERIAL BLUE CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

One Merck Drive, P.O. Box 100,

Whitehouse Station, NJ 08889-0100

(908) 423-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,852,404,200	$496,189.66

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 150,856,104 shares of common stock, par value $0.001 per share, of Idenix Pharmaceuticals, Inc. (“Idenix”) multiplied by the offer price of $24.50 per share and (ii) the net offer price for 8,794,634 shares issuable pursuant to outstanding options with an exercise price less than $24.50 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $24.50 minus such applicable exercise price). The calculation of the filing fee is based on information provided by Idenix as of June 8, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $496,189.66	Filing Party: Merck & Co., Inc.
Form of Registration No.: Schedule TO-T	Date Filed: June 20, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2014 (together with any amendments and supplements thereto, including Amendment No. 1 filed with the SEC on June 26, 2014, Amendment No. 2 filed with the SEC on June 27, 2014, Amendment No. 3 filed with the SEC on July 3, 2014, Amendment No. 4 filed with the SEC on July 11, 2014, Amendment No. 5 filed with the SEC on July 21, 2014 and this Amendment, the “Schedule TO”), which relates to the tender offer by Imperial Blue Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Merck & Co., Inc., a New Jersey corporation (“Parent”), for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Idenix Pharmaceuticals, Inc., a Delaware corporation (“Idenix”), at a price of $24.50 per share, net to the seller in cash, without interest, but subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase dated June 20, 2014 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and the Purchaser. Capitalized terms used and not otherwise defined in this Amendment have the meanings set forth in the Offer to Purchase.

Amendments to the Offer to Purchase

Item 11.	Additional Information

The information set forth in the Offer to Purchase under the caption “16. Certain Legal Matters; Regulatory Approvals — Certain Litigation” and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding the following paragraph at the end of such caption on page 48 of the Offer to Purchase as set forth below:

“On July 24, 2014, Idenix, its directors and certain officers, Parent and Purchaser entered into a memorandum of understanding (the “MOU”) with the plaintiffs in the above-captioned actions reflecting an agreement in principle to settle the actions based on the agreement to include certain additional disclosures relating to the Offer and the Merger in Amendment No. 6 to the Schedule 14D-9 to be filed by Idenix with the SEC. Idenix, its directors and certain officers, Parent and Purchaser each have denied, and continue to deny, that they have committed, or aided or abetted the commission of, any breach of fiduciary duty or any law, or engaged in any of the wrongful acts alleged in such actions, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties. The defendants in the actions, to eliminate the burden, expense, distraction and uncertainties inherent in further litigation, and without admitting the validity of any allegation made in such actions, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled on the terms reflected in the MOU. The terms of the settlement reflected in the MOU are subject to customary conditions including completion of appropriate settlement documentation, court approval and consummation of the Offer and the Merger.

The MOU provides that all actions will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the court, following notice to holders of Shares. There can be no assurance that the settlement will be finalized or that the court will approve the settlement.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2014

IMPERIAL BLUE CORPORATION

By:	/s/ Sunil A. Patel
Name:	Sunil A. Patel
Title:	Vice President

MERCK & CO., INC.

By:	/s/ Katie Fedosz
Name:	Katie Fedosz
Title:	Senior Assistant Secretary